

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2013

<u>Via E-mail</u>
Mr. G. Tyson Tuttle
President and Chief Executive Officer
Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, Texas 78701

   Re: Silicon Laboratories Inc.
     Form 10-K for the Fiscal Year Ended December 29, 2012
     Filed February 1, 2013
     File No. 0-29823

Dear Mr. Tuttle:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Martin James

         Martin James
         Senior Assistant Chief Accountant